NEWS RELEASE 09-11	APRIL 21, 2009
FRONTEER COMPLETES ACQUISITION OF AURORA
Vancouver, British Columbia – Fronteer Development Group Inc. (TSX/NYSE Amex: FRG) (“Fronteer”) announced today that it has acquired all of the remaining common shares of Aurora Energy Resources Inc. (“Aurora”) pursuant to a going private transaction involving the amalgamation (the “Amalgamation”) of Aurora and a direct wholly-owned subsidiary of Fronteer. The Amalgamation was approved and adopted at a special meeting of Aurora shareholders today.
Shareholders of Aurora (other than Fronteer) received one Class A redeemable preferred share of the amalgamated company for each Aurora common share held, and following the Amalgamation each outstanding Class A redeemable preferred share was automatically redeemed for 0.825 of a Fronteer common share (subject to adjustment for fractional shares), which is the same consideration per Aurora common share that shareholders received under Fronteer’s prior take-over bid for all of the common shares of Aurora.
Fronteer share certificates will be sent to all former Aurora shareholders who have delivered the certificate(s) representing the Aurora shares formerly held by them to Computershare Trust Company of Canada in Toronto, Ontario, together with a letter of transmittal. A copy of the letter of transmittal is available at www.sedar.com under Aurora’s profile. Any shareholder that has not delivered such share certificate(s) and a letter of transmittal must do so in order to receive the Fronteer share certificates the shareholder is entitled to. Shareholders whose share certificates are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact such nominee for assistance in surrendering their share certificates.
The common shares of Aurora will be delisted from and will no longer be traded on the Toronto Stock Exchange as of the close of market today.
About Fronteer
Fronteer is an exploration and development company with a track record of making big discoveries. Fronteer has an extensive gold project pipeline in Nevada, a 40% interest in three gold and copper-gold projects in western Turkey, and now owns 100% of Aurora Energy Resources Inc., a leading Canadian uranium company.
Forward Looking Information
This press release contains certain forward-looking information and forward-looking statements. Forward-looking statements and forward-looking information are subject to a variety of risks and uncertainties beyond Fronteer’s ability to control or predict, which could cause actual events or results to differ materially from those anticipated in such forward-looking statements and forward-looking information. Although Fronteer currently believes that the assumptions inherent in the forward-looking statements and forward-looking information are reasonable, undue reliance should not be placed on these forward-looking statements and forward-looking information.

For further information, please contact:
Fronteer Development Group Inc.
Mark O’Dea, Ph.D, P.Geo, President and CEO
Richard Moritz, Director, Investor Relations
Glen Edwards, Director, Communications
604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com
www.fronteergroup.com